December 18, 2017

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F. Street, NE

Washington, DC 20549

Attention: Christine Westbrook

Re:	Guardion Health Sciences, Inc.
Registration Statement on Form S-1 Filed November 30, 2017
File No. 333-221813

Dear Ms. Westbrook:

This letter sets forth the responses of Guardion Health Sciences, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (by letter dated December 15, 2017) concerning the Company’s Registration Statement on Form S-1 File No. 333-221813.

1.       We note your disclosure that selling securityholders may sell the shares of common stock in a number of different ways and at varying prices. Please revise your disclosure to provide a fixed price at which the selling securityholders will sell their shares until such time as the common stock is listed on a national securities exchange, or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

Response: Below is our proposed disclosure in response to Comment No. 1:

Until such time as the shares of our common stock are listed on a national securities exchange, or quoted on the OTC Bulletin Board, OTCQX or OTCQB, it is currently anticipated that the Selling Securityholders will sell their shares at $1.25 per share, or alternatively, at privately negotiated prices. In the event that we are informed that any Selling Securityholder has sold shares at a price other than $1.25 per share, we will provide such information by means of a post-effective amendment to this Registration Statement. We provide more information about how a Selling Securityholder may sell its shares of common stock in the section titled “Plan of Distribution” on page [78]. We intend to apply to list our common stock on a national securities exchange, such as NYSE American, under the symbols “GHSI” or “GRD,” if available, subsequent to December 31, 2017. No assurance can be given that our application will be approved or that a public trading market will ever develop.

Sincerely,

\s\ Michael Favish
Michael Favish
Chief Executive Officer

cc:	David I. Sunkin, Esq.